Ronald P. Baldwin
1043 North Bundy Drive
Los Angeles, CA 90049
Ph/Fax 310-476-0168
September 20, 1993
Far West Electric Energy Fund, L.P.
921 Executive Park Drive
Suite B
Salt Lake City, Utah 84117
Attention:     General Partner
Re: Appraisal Report
Steamboat Springs 1 Thermal Hydroelectric Project
Washoe County, Nevada
In accordance with the agreement dated June 24, 1993, I am pleased to present this Appraisal Report for the Steamboat I Geothermal Power Plant, the associated Sierra Pacific Power company ("Sierra") Agreement for the Purchase and Sale of Electricity and Geothermal Resource Lease (collectively, "SB#1 or the "Facility"). SB#l is located ten miles south of Reno, Nevada and sells electricity to Sierra.
This report concludes that the appraised value of SB#l is $5,000,000 estimated on the basis of the expected current sale price for the Facility that would be agreed between a willing buyer and a willing seller. This value would not be currently obtainable upon sale of the Facility unless the existing default dated October 23, 1992 on the Westinghouse Electric Corporation ("Westinghouse") loan secured on the SB#l assets is eliminated. The current Westinghouse loan balance due is approximately $5 million net of debt reserves. Accordingly, there is no present value of SB#l net of secured debt.
Background
Par West Electric Energy Fund, L.P. ("Fund"), a Delaware limited partnership (formerly Far West Hydroelectric Fund, Ltd., a Utah limited partnership formed on September 19, 1984) is the owner of SB#l. The Fund raised $8,467,000, net of underwriting costs, in a public offering of limited partnership interests registered with the Securities and Exchange Commission on January 18, 1985.
The SB#l Facility was purchased by Far West Capital, Inc.(IIFWCII), general partner of the Fund, on behalf of the Fund from Bonneville Pacific Corporation (IIBPCII) under the terms of a purchase agreement dated September 16, 1985. The purchase price was $14,850,000 plus the assumption of certain royalty and net profits obligations. BPC provided $600,000 of its own financing and agreed to arrange permanent long-term financing for an additional $7,100,000. The construction contractor provided an additional $1,500,000 of financing. The Fund provided equity funding for the remaining $5,650,000.
Further SB#l acquisition costs incurred included a FWC fee of $684,000 for acquiring the Facility. Later additions of gathering system piping of $400,000 and miscellaneous other costs of $60,683 have resulted in the total cost of the SB#I Facility of $15,994,683.
The SB#l power plant assets consist of seven binary Ormat Energy Converter Units designed to produce 5 MWs, net saleable electricity, utilizing geothermal fluids in conjunction with N-Pentane, the gas activating the turbines. The plant was originally designed to use a water cooled condensing process. The plant was later changed to an air cooled system due to limited accessibility of cooling water.
SB#l fuel is provided from three down hole pumped hot water geothermal wells. After utilization by SB#l, the geothermal fluids are transferred for additional use to a 1.7 MWs net, adjacent geothermal power plant not owned by the Fund. The geothermal fluids are returned to SB#l for injection at the site using two injector wells. The adjacent geothermal power plant pays a fee to the Fund equal to that plant's electricity value of 150 KWH, net of associated royalty costs, as reimbursement for the costs associated with moving the geothermal fluids. In addition, the Fund obtained a net profits interest in the cash flow of the adjacent geothermal power plant currently at 15% but rising to 40% in 1999 and 45% in the year 2011.
Initially, SB#l was designed to be supplied with 1.3 million pounds of geothermal fluid per hour at an average temperature of 335 degrees F. from two production wells but, after changing the plant design to an air cooled system, it was necessary to increase the fluid supply to 1.7 million pounds per hour and an additional production well was added. Currently, the three production wells supply 1.7 million pounds of geothermal fluid per hour (4,000 gallons per minute) at an average temperature of 334 degrees F. All extracted fluid is injected back into the reservoir after utilization. Production and injection data to date indicate that the geothermal field will be able to continue to provide fuel for the plant at least for the life of the Sierra Agreement for the Purchase and Sale of Electricity.
The construction contractor provided a ten year performance guaranty that SB#l would earn annually at least $2,000,000 of net operating revenue on a cash flow basis after all costs except debt service and income taxes. This guaranty was subsequently eliminated in consideration for the elimination of a note payable to the contractor (see Financing section below).
SB#l is sited on land leased to the Facility under the terms of a geothermal resource lease dated November 18, 1983 from Sierra subsequently assigned to FWC and the Fund as part of the September 16, 1985 purchase agreement with BPC. Site consent is contained in the Location and Occupancy Agreement dated December 31, 1985 between Sierra and the Fund. The Sierra geothermal resource lease continues as long as commercial quantities of geothermal fluid are produced from the property.
SB#l sells electricity to Sierra under the terms of the Agreement for the Purchase and Sale of Electricity dated November 18, 1983 ("Power Sales Contract") subsequently assigned to FWC and the Fund as part of the September 16, 1985 purchase agreement with BPC. The Power Sales Contract was amended on March 6, 1987 primarily to extend the term of the agreement. The Power Sales Contract, as amended, expires on December 6, 2006 but, continues year to year thereafter unless terminated by either Sierra or the Fund.
For the initial ten year period of the Power Sales Contract ending December 5, 1996, the combined non-time differentiated energy and capacity selling price for all electricity provided up to 43,800,000 KWH per calendar year is $.0717 per KWH. The selling price for electricity for 1997 and subsequent years is dependent on Sierras non-time differentiated short-term avoided cost rates for both energy and capacity as approved by the Public Service Commission of Nevada for the first quarter of 1997 but, no higher than $.09 per KWH. Current estimates indicate that this 1997 rate may be significantly lower than the present $.0717 per KWH. The Fund is currently in negotiation to achieve a satisfactory rate for 1997 and beyond.
Royalty and Net Profits Interests
The Fund purchase of SB#l included the assumption of obligations to pay monthly royalties aggregating 14.05% of the gross revenue received from the sale of electricity to Sierra. Most of these royalties, 10 of the 14.05%, are payable to Sierra in consideration for the geothermal resource lease. In addition, the Fund assumed an obligation to pay a fixed royalty of $4,167 per month. These royalties are not subordinated to the Westinghouse Facilities loan. The initial acquisition of the Facility also included the assumption of several net profits interest obligations. In the first ten years of operation, the net profits interests only apply to net operating cash flow before debt service and income taxes in excess of $2,000,000 per year; therefore, no payments have been required.
Commencing in 1997, various parties retain an aggregate of 30% net profits interests in the cash flow of the Facility, rising to 50% after the year 2,007.
Financing
The Fund refinanced SB#l on January 17, 1990 with Westinghouse, formerly Westinghouse Credit Corporation. The refinancing was a $8,000,000 non-recourse loan repayable in forty quarterly installments of interest and principal at 11% interest per annum. The interest rate was later raised to 11.5% per annum. $1,100,000 of the proceeds were held in an interest bearing debt reserve account by Westinghouse. Loan repayments are current. The unpaid balance of the loan as of July 20, 1993 is $6,140,685 and $1,082,000 is being held in the debt reserve account. As previously noted, the Westinghouse loan is presently in default primarily due to the Fund's failure to keep the debt reserve account at the proper level. The debt reserve balance as of the end of July, 1993 should be $1,380,000. Westinghouse declared a default on the loan on October 23, 1992 but has not accelerated the debt repayment at this date.
The construction contractor provided $1,500,000 of unsecured funding upon sale of SB#l to the Fund that was later subordinated to Westinghouse. As previously noted, the construction contractor had also, provided a performance guaranty that the Facility would earn annual net operating cash flow of at lease $2,000,000. Net cash flow in excess of the annual guaranty was to be shared with the construction contractor and failure to meet the guaranty resulted in reductions in the amount due on the $1,500,000 construction contractors note. The Facility has never produced net operating revenue of $2,000,000 per year thereby resulting in continual reductions in the $1,500,000 construction contractor's note. In 1992, as part of negotiations for settlement of various issues relating to performance of the Facility, the remaining amount due on this construction contractor's note was eliminated. BPC provided $600,000 of unsecured financing upon sale of SB#l to the Fund that was later subordinated to Westinghouse. BPC simultaneously entered into a Offset Agreement that also permitted the Fund to offset amounts due on the BPC note for failure of SB#l to meet the construction contractor's performance guaranty. Due to the lack of performance by SB#l, as well as certain fraud and other claims filed by the Fund against BPC in the BPC bankruptcy proceeding, this note is not payable.
operations
SB#l commenced commercial operations in December, 1985 but had immediate operating problems which delayed commissioning until March of 1987. The Fund self-certified the Facility as a "Qualifying Facility" before the Federal Energy Regulatory Commission on April 27, 1987. Although the Facility was designed to produce 5 MWs of net electricity for sale to Sierra, the Facility has only been producing a average maximum of 4.1 MWs net, per annum or a total of 35,900,000 KWH per year. In addition, the Facility has had numerous and continual equipment failures.
As a consequence, the Facility operating cash flow has only been sufficient to pay the annual Westinghouse debt service payment which approximates $1,300,000 annually and the required $70,000 per year additions to the debt reserve account. In 1992, the Westinghouse debt service payment could only be met by utilizing funds from the debt reserve which gave rise to the loan default. The Fund is in the process of restoring the reserve from operations in 1993. Cash flow before debt service is expected to continue at about $1,400,000 per year through 1996, the final year of Sierra fixed KWH rates.
The Fund has attempted to improve the operations including changing operators. Presently, the Fund engages SB GEO, Inc., a Utah corporation owned by the principals of FWC, to operate the Facility. The operating agreement provides that SB GEO, Inc. will only charge the Fund the actual cost of operations.
Book Value
For financial accounting purposes, SB#l is primarily depreciated over 30 years. Accumulated depreciation as of July 31, 1993 will be approximately $3,900,000. As described above, the original cost of the Facility was $15,994,683. Therefore, the net book value of the Facility is about $12,100,000 as of July 31, 1993. However, $2,100,000 of original cost consisting of the notes to BPC and the construction contractor have been canceled by negotiation. Accordingly, a more accurate, revised net book value amount would be $10,000,000.
Tax Matters
The Fund, as a limited partnership, is not subject to federal or state income taxes. The Fund's taxable income or loss on an annual basis is includible on the income tax returns of the general and limited partners-'in proportion to the taxable income and loss sharing ratios of the partners as provided in the limited partnership agreement.
The Fund has utilized allowable accelerated amortization of the Facility for income tax purposes and the Facility was eligible for various income tax credits at the date of commercial start-up. These tax benefits have reduced the tax basis of the Facility at July 31, 1993 to zero.
Appraised Value
In order to arrive at an appraised value, the undersigned visited the SB#l site as well as the offices where the financial records of the Facility are maintained. Discussions were held with Mr. Alan
0. Melchior, representing the general partner of the Fund, the geothermal reservoir consultant and with several other operating and administrative employees of FWC and SB GEO, Inc. involved with SB#l. All key contracts and agreements affecting SB#l were reviewed as well as accounting and tax records including the Fund partnership tax returns for 1991 and 1992 and the annual Form 10-K filed by the Fund with the Securities and Exchange Commission for the years 1985 through 1992.
At the current level of operations of net saleable electricity produced at an average of 4.1 NW per annum, the Facility should yield cash flow through 1996, the last year of fixed payments for delivered KWH on the sale of electricity to Sierra, sufficient to continue scheduled debt service and debt reserve payments through 1996. At that time, the remaining amount owed to Westinghouse should be approximately $3,500,000 and Westinghouse should be holding a debt reserve of about $1,590,000. Therefore, the Facility will require operations at substantially improved levels of efficiency, royalty reductions or continued ability to sell electricity to Sierra at near current prices in 1997 and 1998 just to amortize the Westinghouse loan in accordance with the existing loan repayment schedule. Further, the operations will be additionally burdened with net profits interests aggregating about 30% of net cash flow.
Alternatively, the used equipment value of the Facility must be worth at least $2,000,000, and be realizable from a willing buyer, as of the end of 1996 in order to repay the Westinghouse loan in accordance with the existing loan repayment schedule.

one or a combination of these alternatives appears feasible. Therefore, it is concluded that SB#l, in its present operating condition, would be valued at $5,000,000 as of July 31, 1993 by a willing buyer and seller. The Facilities' probable low electricity sale price after 1996 and the net profits interests that commence in 1997 contribute to this valuation. This valuation approximates the current balance due on the Westinghouse loan secured on the Facility net of the cash debt service reserves held by Westinghouse.
Please advise if you require any further information.
Yours very truly,
/s/
Ronald P. Baldwin